manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

October 6, 2016

VIA EDGAR

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pingtan Marine Enterprise Ltd.
Registration Statement on Form S-3
Filed August 16, 2016
File No. 333-213156

Dear Ms. Parker:

On behalf of our client, Pingtan Marine Enterprise Ltd., a Cayman Islands corporation (the “Company”), we hereby file Amendment No. 1 to the Company’s Registration Statement on Form S-3, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2016 (“Amendment No. 1”). Amendment No. 1 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated September 12, 2016 (the “Staff’s Letter”) relating to the Company’s Registration Statement on Form S-3. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

General

1. If you are conducting a limited primary offering under General Instruction 1.B.6 to Form S-3, please disclose on the prospectus cover (i) the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and (ii) the amount of all securities offered pursuant to General Instruction 1.B.6 during the prior 12 calendar month period up to and including the date of the prospectus.

Please note that the Company is conducting a limited primary offering under General Instruction 1.B.6 to Form S-3. In response to the Staff’s comment, appropriate revisions have been made to the cover page of the prospectus.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

October 6, 2016

2. Please describe in the prospectus the preferred shares you contemplate offering.

In response to the Staff’s comment, revisions have been made to the section entitled “Description of Share Capital” located on page 11 of the prospectus to describe the preferred shares the Company contemplates offering..

Incorporation of Certain Information by Reference, page 2

3. Please clarify that you are incorporating by reference your Form 10-K for the fiscal year ended December 31, 2015.

Further to the Staff’s request, clarification has been made to indicate that the Company is incorporating by reference its Form 10-K for the fiscal year ended December 31, 2015.

4. Please amend your Form 10-K for the fiscal year ended December 31, 2015 (i) by having BDO China Shu Lun Pan Certified Public Accountants LLP revise its report to cover both fiscal years ended December 31, 2014 and 2015 and (ii) by providing the report of UHY Vocation HK CPA Limited for the fiscal year ended December 31, 2013. Refer to Article 2-02 of Regulation S-X.

Further to the Staff’s request, the Company is concurrently amending its Form 10-K for the fiscal year ended December 31, 2015 to provide the required reports of its independent auditors.

Exhibit Index

5. You contemplate filing the Form of Debt Indenture and Legal Opinion of Manatt, Phelps & Phillips, LLP as exhibits to a current report on Form 8-K. Please file the form of indenture and all legality opinions as exhibits to the registration statement prior to effectiveness.

Further to the Staff’s request, the form of indenture and required legality opinions are filed as exhibits to the registration statement.

manatt

manatt | phelps | phillips

October 6, 2016

Please direct any questions with respect to this filing to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,

MANATT, PHELPS & PHILLIPS, LLP

/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	Roy Yu, Chief Financial Officer